Exhibit 97

Clawback Policy

This policy is applicable to BOK Financial Corporation, BOKF, NA and its divisions, affiliates and subsidiaries.

1.TITLE

This policy is known as the Clawback Policy. It is sometimes referred to herein as the “Policy”.

2.CORPORATE POLICY

BOKF and its Board of Directors believe that it is in the best interests of BOKF and its shareholders to adopt this Policy, which provides for the recovery of certain incentive compensation in the event of an Accounting Error (as defined below). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Nasdaq Listing Rule 5608 (the “Listing Standards”).

3.POLICY STATEMENT

BOKF will recover improper Incentive-Based Compensation (as defined below) from Covered Executives (as defined below) in the event of an Accounting Error.

4.PURPOSE

The purpose of this Policy is to outline BOKF’s rules for recovery of improper Incentive-Based Compensation from Covered Executives in the event of an Accounting Error.

5.SCOPE

This Policy applies to Incentive-Based Compensation received by a Covered Executive (a) after beginning services as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation; and (c) while BOKF had a listed class of securities on a national securities exchange.

6.DEFINITIONS

For purposes of this policy, the following terms are defined as provided below.

Term	Meaning
Accounting Error	Means incorrect financial information or results, including incorrect financial information or results in previous periods. An “Accounting Error” necessarily includes an accounting restatement of BOKF’s financial statements due to BOKF’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period
Applicable Period
Means the three completed fiscal years immediately preceding the date on which BOKF identifies an Accounting Error, as well as any transition period (that results from a change in BOKF’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year).

The “date on which BOKF identifies an Accounting Error” is the earlier to occur of (a) the date the Board of Directors of BOKF concludes that an Accounting Error has occurred or (b) the date a court, regulator or other legally authorized body notifies BOKF of an identified Accounting Error, in each case regardless of if or when the financial statements are filed.

Compensation Committee of the Board of Directors	The Compensation Committee is a committee composed of Board members that is governed by a committee charter outlining its duties and responsibilities, including the administration of this Policy.
Covered Executive	Means BOKF’s current and former president, principal financial officer, principal accounting officer, any vice-president in charge of a principal business unit, division or function and any other person (including executive officers of a parent or subsidiary) who performs similar policy-making functions for BOKF.
Erroneously Awarded Compensation	Has the meaning set forth in Section 7.2 of this Policy.
Financial Reporting Measure
Means any measure that is determined and presented in accordance with the accounting principles used in preparing BOKF’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): BOKF stock price; total shareholder return (“TSR”); revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization (“EBITDA”); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); any of such financial reporting measures relative to a peer group, where BOKF’s financial reporting measure is subject to an Accounting Error; and tax basis income. A Financial Reporting Measure need not be presented within BOKF’s financial statements or included in a filing with the Securities Exchange Commission.

Incentive Based Compensation
Means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is “received” for purposes of this Policy in BOKF’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

7.RECOUPMENT OF ERRONEOUSLY AWARDED COMPENSATION

7.1     REQUIRED RECOUPMENT OF ERRONEOUSLY AWARDED COMPENSATION IN THE EVENT OF AN ACCOUNTING ERROR

In the event BOKF identifies an Accounting Error, BOKF shall promptly recoup the amount of any Erroneously Awarded Compensation received by any Covered Executive, as calculated pursuant to Section 7.2 hereof, during the Applicable Period.

7.2    ERRONEOUSLY AWARDED COMPENSATION: AMOUNT SUBJECT TO RECOVERY

The amount of “Erroneously Awarded Compensation” subject to recovery under the Policy, as determined by the Compensation Committee of the Board of Directors, is the amount of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive Based Compensation that would have been received by the Covered Executive had it been determined based on the restated amounts.

Erroneously Awarded Compensation shall be computed by the Compensation Committee of the Board of Directors without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation.

By way of example, with respect to any compensation plans or programs that take into account Incentive-Based Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.

For Incentive-Based Compensation based on stock price or TSR: (a) the Compensation Committee of the Board of Directors shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Error on the stock price or TSR upon which the Incentive-Based Compensation was received; and (b) BOKF shall maintain documentation of the determination of that reasonable estimate and provide such documentation to The Nasdaq Stock Market (“Nasdaq”).

7.3     METHOD OF RECOUPMENT

The Compensation Committee of the Board of Directors shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Compensation Committee of the Board of Directors may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable BOKF plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.

BOKF is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Compensation Committee of the Board of Directors has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:
•The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Compensation Committee of the Board of Directors must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide that documentation to Nasdaq;
•Recovery would violate home country law of BOKF where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law of the issuer, the Compensation Committee of the Board of Directors must satisfy the applicable opinion and disclosure requirements of Rule 10D-1 and the Listing Standards; or
•Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of BOKF, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

8.NO INDEMNIFICATION OF COVERED EXECUTIVES

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, BOKF shall not indemnify any Covered Executives against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Policy.

9.INDEMNIFICATION OF COMPENSATION COMMITTEE MEMBERS

Any members of the Compensation Committee of the Board of Directors, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by BOKF to the fullest extent under applicable law and BOKF policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or BOKF policy.

10.EFFECTIVE DATE: RETROACTIVE APPLICATION

This Policy shall be effective as of December 1, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Covered Executives prior to the Effective Date. Without limiting the generality of Section 7 hereof, and subject to applicable law, the Compensation Committee of the Board of Directors may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to, on or after the Effective Date.

11.AMENDMENT: TERMINATION

The Compensation Committee of the Board of Directors may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which BOKF’s securities are listed.

12.OTHER RECOUPMENT RIGHTS: COMPANY CLAIMS

This Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to BOKF under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to BOKF.

Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies BOKF or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.

13.SUCCESSORS

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

14.EXHIBIT FILING REQUIREMENTS

A copy of this Policy and any amendments thereto shall be posted on BOKF’s website and filed as an exhibit to BOKF’s annual report on Form 10-K.